Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months and nine months ended September 30, 2005 and 2004 has been prepared based on information available to the Company as of October 28, 2005. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three-month and nine-month periods ended September 30, 2005 and 2004, and in conjunction with MD&A for the year ended December 31, 2004. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations

Third Quarter 2005 Compared to Third Quarter 2004

The Company reported net income of $9.66 million ($0.12 per share) for the three months ended September 30, 2005 as compared to net income of $1.65 million ($0.02 per share) for the three months ended September 30, 2004. The increase in net income of $8.01 million in the current period was primarily due to an increase in income from option payments of $8.25 million which resulted from a $10.0 million payment from Falconbridge in order for it to earn a 70% interest in the El Morro project. The increase in income from option payments was partially offset by a decrease in foreign exchange gains in the current period of $0.28 million on cash balances held in Canadian dollars. The decrease in foreign exchange gains was attributable to a lesser strengthening of the Canadian dollar relative to the U.S. dollar during the third quarter of 2005 as compared to the third quarter of 2004.

Year to Date 2005 Compared to Year to Date 2004

The Company reported net income of $7.94 million ($0.10 per share) for the nine months ended September 30, 2005 as compared to a loss of $0.21 million ($0.00 per share) for the nine months ended September 30, 2004. The increase in net income of $8.15 million in the current period was again primarily due to an increase in income from option payments of $8.05 million resulting from the $10.0 million payment from Falconbridge. General and administrative expenses increased by $0.32 million in the current period due principally to bonus payments totaling $0.17 million versus nil in the preceding period, $0.09 million for evaluations of corporate combination opportunities in the current period versus nil in the preceding period and a $0.07 million increase in corporate insurance costs resulting from higher coverage limits. Foreign exchange gains increased by $0.52 million in the current period and resulted from cash balances held in Canadian dollars. The increase in foreign exchange gains was attributable to a greater strengthening of the Canadian dollar relative to the U.S. dollar during the current period as compared to the preceding period.

Summary of Quarterly Results

The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

	2005			2004
	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
Total revenues	$–	$–	$–	$–
Net income (loss)	9,663,769	(993,277)	(726,896)	1,582,433
Basic net income
(loss) per share	0.12	(0.01)	(0.01)	0.02
Diluted net income
(loss) per share	0.12	(0.01)	(0.01)	0.01

	2004			2003
	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
Total revenues	$–	$–	$–	$–
Net income (loss)	1,649,917	(1,174,302)	(689,586)	363,253
Basic net income
(loss) per share	0.02	(0.01)	(0.01)	0.01
Diluted net income
(loss) per share	0.02	(0.01)	(0.01)	0.01

The high net income (loss) volatility for the seven quarterly results that precede the current quarter is primarily due to foreign exchange gains and losses that result from holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totalled ($0.36) million and ($0.32) million in the 1st and 2nd quarters of 2005, respectively; ($0.59) million, ($0.90) million, $1.85 million and $1.80 million in the 1st, 2nd, 3rd and 4th quarters of 2004, respectively; and a foreign exchange gain of $0.60 million in the 4th quarter of 2003.

Liquidity and Capital Resources

The Company's cash and cash equivalents increased by $8.59 million for the three months ended September 30, 2005 as compared to a decrease in cash and cash equivalents of $0.59 million for the three months ended September 30, 2004. The $9.18 million increase in 2005 cash inflows was primarily due to the aforementioned $10.0 million payment from Falconbridge in regards to the El Morro project, an increase in expenditures on development and exploration projects of $0.76 million, principally the Cerro San Pedro and Rio Figueroa projects, and a decrease in foreign exchange gains of $0.28 million.

The Company's cash and cash equivalents increased by $4.38 million for the nine months ended September 30, 2005 as compared to a decrease in cash and cash equivalents of $24.20 million for the nine months ended September 30, 2004. The $28.58 million increase in 2005 cash inflows primarily resulted from the aforementioned $10.0 million payment from Falconbridge in the current period, payments to acquire the Company's former joint venture partner's 50% interest  in the Cerro San Pedro project and a related royalty totaling $13.25 million in the preceding period versus nil in the current period, and a decrease in expenditures on exploration and development projects in the current period of $4.19 million, due principally to the suspension of construction activities at the Cerro San Pedro project in June 2004. Construction of the Cerro San Pedro mine was suspended in June 2004 pending resolution of various permitting and other issues involving the project. As of October 28, 2005, the Company intends to recommence limited construction of the project as discussed in the Corporate Outlook and Contingencies section of MD&A.

The Company had working capital of $45.88 million at September 30, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $4.13 million increase in working capital primarily resulted from the $10.0 million payment from Falconbridge in the current period, which was partially offset by additions to mineral properties and deferred expenditures on the Company's exploration and development projects, principally the Cerro San Pedro and Rio Figueroa projects, totaling $6.21 million.

Related Party Transactions

In June 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $9,000 as of September 30, 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company has incurred corporate advisory fees pursuant to this agreement totaling $21,000 during the nine months ended September 30, 2005, resulting in an amount owed to the director of $33,000 as of September 30, 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $16,500.

Outstanding Share Data

As of October 28, 2005, the Company had issued one class of common shares and has a total of 83,243,343 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of October 28, 2005 total 2,620,000 and are exercisable for common shares at prices ranging from Cdn$0.83 per share to Cdn$2.44 per share.

Corporate Outlook and Contingencies

The Company commenced construction of its Cerro San Pedro gold and silver mine in Mexico in February 2004. In June 2004, construction was suspended pending resolution of various permitting and other issues involving the project. One issue that forced the Company to suspend construction was delays in obtaining the mine explosives permit. In October 2004, the Company received the annual mine explosives permit; however, the explosives permit, as with all mine explosives permits in Mexico, expired at the end of the calendar year. The Company received the annual project explosives permit for 2005 in September 2005. The 2005 permit restricts the use of explosives to land owned by the Company, which includes the leach pad and processing area. The use of explosives on land communally owned by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, is prohibited pending the outcome of a final appeal to a lawsuit filed against the Mexican military to prohibit it from issuing the permit. While the Company awaits the outcome of the appeal, construction activity will commence with earthworks and pad preparation in the processing area, along with clearing and building access roads in the pit area where blasting is not required.

In August 2004, the Company received notification that a Mexican Federal Court issued a ruling which nullified the Company's Manifestacion de Impacto Ambental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws.

In August 2005, a Mexican Appeals Court revoked the August 2004 MIA nullification ruling. The Appeals Court has sent the case to an Administrative and Fiscal Court for further review. It is anticipated that the Administrative and Fiscal Court will require the federal agency that issued the MIA to amend the MIA in order for it to conform with current environmental laws.

In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization for its Cerro San Pedro project from the Federal Mining Bureau. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access to its mineral rights.

The Company's exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Cerro San Pedro project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "will", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Risk Factors" in the Company's latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company's operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company's ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that the Company is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.